

THE UNUSUAL TALE OF MARY & JOSEPH

ANIMATED FEATURE FILM

Investor Pitch



TABLE OF CONTENTS

INTRODUCTION

<u>**The Christmas story of Mary and Joseph has never been animated before. YOU can change that.**</u>

We are looking for partners to help us make-

The First Animated Christmas-Story Movie

An opportunity to share the Gospel with the world and tell people the real Christmas story.

Key Takeaways

1) The Christmas-story has never been animated for the big screen
2) There is an audience size of 2.38 billion and a revenue potential of $5 million to $218 million
3) It is a Christian film that appeals to a wide audience
4) The musical has been drawing audiences for 7 years and toured the United States
5) Animated musicals are a rare competitive advantage
6) Follows Prince of Egypt model– most successful non-Disney film at its time

We will review:

- **The Problem:** Why do we need this?
  - **The Model:** How will this work?
- **The Movie:** What will this look like?
  - **The Team:** Who is a part of this?
- **The Business Plan:** How will this function?
  - **The Reason:** Why are we doing this?



1. THE PROBLEM

Why do we need this?

Why propose an animated Christmas movie when so many other people have done it.... because people have done it, right...... right ?

The Christmas story has never been animated for the big screen.

In the last 50 years there have only been four animated Nativity movies. These four avoid the Biblical narrative, which tells of the world's need for a Savior. They are sweet stories absent of trouble.

- The Star by Sony Pictures is an animated movie about the funny animals in the nativity. While we love animals they're not what the Christmas story is all about.

- The Nativity Story was well done. But audiences saw it as an unimaginative retelling of the Christmas story.

- The Chosen just did a great job, but the film struggled to appeal to unchurched audiences.

What if a Christmas film could be made that appealed not only to Christian audiences, but to audiences that have never heard the real Christmas story?



2. THE MODEL

How will this work?



**The Christmas story that is told like never before.
An Adventure-filled, Comedic Drama of Epic proportions.
The long running musical finally comes to the screen.**

From Award-winning Waterbear studios with music by number one selling independent Christian musicians Don and Lori Chaffer comes The Unusual Tale of Mary and Joseph. Our nativity story matches the Biblical account with animation similar in look and a style to The Prince of Egypt.

Our model of success is The Prince of Egypt by DreamWorks, an animated musical retelling of the story of Moses that drew in a wide audience.

- At the time, it was THE most successful non-Disney film made.

- Grossing $218,000,000 worldwide, tripling it's investment, and receiving numerous award nominations including winning an Academy Award

While we don't expect our film to rival the Prince of Egypt, we do see the Prince of Egypt as a good model to follow.

The Prince of Egypt stayed true to the Biblical account, AND it had financial success, critical success, AND it reached audiences beyond churched audiences. We have built our animation in a similar way.



3. THE MOVIE

What will this look like?

The movie will be a film adaptation of the 6-year running successful musical, "The Unusual Tale of Mary and Joseph's Baby." This musical has toured the U.S. and has been loved by many.

Reviews

A "Must-See show"
- NY Fringe

The Score is "lovely"
- TimeOUT NY

A gorgeous musical
- Stage Buddy

An Unsurpassed breakout hit
- Show-score.com

Smart, polished, honest
- Theatreis Easy

Fresh and brimming with humor - Theatre Reviews

Cartoon Animation is more popular than ever, specifically Anime. The Anime genre is exploding with young audiences and will continue to explode. Animated Musicals are a real competitive advantage because they are rare. When they happen, people are crazy for them.

Musicals like Encanto, Mulan, Sleeping Beauty, the Lion King, The Little Mermaid, and Beauty and the Beast have become widely popular and loved. The Disney list goes on.

Other animated studios struggle to compete. Why? because their animations aren't musicals.

Everyone loves a good foot stomping tune; everyone loves poetry and music. As they say, music is the language of the soul and stories change lives.

So why not tell the greatest story ever told as an animated musical?



Character Lineup



Mary

The mother of Jesus. Young, scared, and impulsive. Cries out for hope against great odds to an extraordinary God.

Joseph

A cautious man who has to overcome himself to believe the impossible.

Elizabeth

An elderly woman with a dream of having a child. A friend and mentor to Mary.

Benjamin

A clumsy and noisy townsfolk.

Rabbi

A spiritual leader and religious teacher of a Jewish community or congregation.

Micah & Avigail

Creepy innkeepers who offer Mary and Joseph an unconventional place to stay their night in Bethlehem.

The Angels

Messengers of God. "Light serpent."

The Roman Soldiers

Soldiers of the Roman Empire who patrol the area and enforce law.

Herod

King of Judea at the time of Jesus's birth. A distrustful, jealous, and ruthless ruler.

4. THE TEAM

Who is a part of this?

Our team is experienced in our four award-winning brands: Whiteboard Animation, ideaMACHINE Studios, Waterbear Cartoons, and Hovr Studio. We have won 21 Telly Awards in four consecutive years. Our studio has been trusted to make animation videos for numerous fortune 500 companies. Some customers include Marvel, Audible, Trader Joes, Microsoft, Pfizer, Verizon, Comedy Central, Bleacher Report, Sesame Street, and many more. Our artists have gone on to be nominated for an Emmy (Marvel's Netflix series), a Fox Animation Domination director, an Academy Award finalist, and animators for Major League Baseball, the Food Network, Business Insider, and more. Our directors are former Creative directors of AOL, Google, Hasbro, a Cannes film festival nominee, and a founder of the 3D Lego genre.

We have a team of true creative professionals working on this film. Not only is our team experienced, vetted, and highly successful, but it is a team of people dedicated to spreading the good news of the Gospel in all they do. Learn more about some of them here:




Steve Day, Director

Steve has directed a multitude of successful projects, including content for Marvel, Verizon, the United Nations, Sesame Street, ESPN ESPY awards, Bud Light superbowl ads, and the Elmo Xbox game. He began his career directing theater, where his productions won an NYIT award and nomination, a Drama League fellowship, and a membership with the Lincoln Center directing lab. He directed and developed Son of a Gun, a National Music Theatre Conference Winner. His company has won 21 Telly Awards in 4 years and it has animated for numerous Fortune 500 companies. Besides dreaming up stories and metaphors, Steve also loves working with artists like Uzo Aduba (Emmy Award winner), Joanna Gleason (3x Tony nominee), Elizabeth Davis (Tony nominee), Tom Green, and Keir Dullea (Golden Globe winner, 2001: Space Odyssey). But what Steve loves most about his job is "using art to help companies serve others."

Chris Cragin-Day, Screenplay and Story Creator

Chris and her husband, Steve Day, are founding members of Firebone Theatre. Chris has created many different successful plays. Her play, *Martin Luther on Trial*, received an Off-Broadway run followed by two national tours. *Foster Mom*, won the New Play Award at Premiere Stages and received a production there. *A Woman*, was part of 59E59th's Summer Shorts series in NYC. Her musical, *The Unusual Tale of Mary and Joseph's Baby*, co-written with Don Chaffer, played at The Fringe NYC, and then played at River and Rail Theater, followed by two Mid-West tours. *Tornado*, played at Luna Stage. *The Rare Biosphere*, played at Sea Dog Theater. Other New York productions include *Son of a Gun* at Joe's Pub and The Beckett Theater, and *EMILY*, produced by Firebone Theatre at Theater Row. Chris has received commissions from Pacific Theater, Fellowship of the Performing Arts, Spark and Echo Arts, and ArtWithin. She was awarded the Alumni of Excellence award at OBU. She is an alumna of The Public Theater's Emerging Writers Group, where her play *The River Nun* was presented in the 2009 EWG Spotlight Series, and also an alumna of the O'Neill National Music Theater Conference, where *Son of a Gun*, was workshopped and presented.



Don Chaffer, Music and Story Creator

Don has worked on Son of a Gun musical as a composer, lyricist, and co-book writer. He and his wife, Lori Chaffer, are the faces of the band Waterdeep. He has taught college students songwriting and performance as an adjunct professor at Nashville's Lipscomb University and offers music theory classes on his website donchaffer.com. He has helped produce and co-write with a number of artists, including Big Daddy Weave, Matthew Perryman Jones, and Indigo Girls. He has also created music and lyrics for plays such as The sparkley clean funeral singers, The zombie family musical, The burn vote, The cash legacy and the hank legacy, and The (almost) unforgettable edwin booth.



Hatice Beyza, Producer

Hatice is a Creative Producer who has worked on a wide range of projects with diverse clientele. From explainer videos to original content and animation for entertainment series, Hatice has produced videos for Marvel, Funko Inc, Mimecast, WHO, Goldman Sachs, Trader Joe's, Audible.com, Pfizer, and more. She has worked on a number of projects, including Marvel Battleworld: Mystery of the Thanos Stone, Sesame Street: Foley & Friends, Mimecast, and Ask. Listen. Learn. In addition, she has worked with Laurie Berkner on the project "Song and Story Kitchen" Season 2.



Colleen Cox, Head of Production

Colleen is a senior Creative Director who has overseen animation projects for a number of different clients including Audible, Chevron, Cisco, Microsoft, New York Life and many others. She is a creative production leader and a key client contact. In addition, she is an award-winning 2D animator, illustrator, comic creator and live draw artist. She has her MFA in Animation and Digital Arts from New York University - Tisch Asia and her BFA from University of Michigan.

5. THE BUSINESS PLAN

How will this function?

We are looking for partners to help us make the first animated Nativity movie. We have the amazing opportunity to share the gospel with the world and let people know about the true meaning of Christmas.

Based on our budget of $5,000,000 and predicted revenue of $6,000,000 from comparable films, we believe that we can make a profit of $1,000,000 and a return of 20%. See the comparable films impact here:

	Revenue	Budget	Profit	% Return
The Star (2017)	$62,800,000	$20,000,000	$42,800,000	214.00%
The Nativity Story (2006)	$46,000,000	$35,000,000	$11,000,000	31.43%
Kurt Warner Movie	$26,500,000	$15,000,000	$11,500,000	76.67%
The Chosen (2022)	$13,728,000	$6,000,000	$7,728,000	128.80%
I Still Believe	$16,400,000	$12,000,000	$4,400,000	36.67%
Do you Believe?	$14,400,000	$2,300,000	$12,100,000	526.09%
The Girl Who Believes in Miracles	$3,200,000	$3,000,000	$200,000	6.67%
The Unusual Tale	$6,000,000	$5,000,000	$1,000,000	20.00%





The Unusual Tale will be a part of our larger umbrella company, Love Supreme. Under this brand, we will animate other Chrisitan feature films or series of episodes. We have contacts in companies such as The Action Bible, Shepherd on the Search, Amazing Grace the Musical, and The Bible Project that we are working with to create other animated films and series.

Through this website, we will gauge interest for our projects and allow people to invest in them. This is a similar model to Angel Studios, the creators of The Chosen. We believe this successful model is proven and an attainable one to follow.

6. THE REASON

Why are we doing this?

**The greatest story ever told
starts with a boy and a girl
facing extreme circumstances
with an extraordinary God.**

This is The Unusual Tale of Mary and Joseph's baby.



Why is this important? Why invest into this project? Well, it's time for people to know what Christmas is about. The Christmas story of Mary and Joseph has never been animated for the big screen. People outside of church need to know the real story of Christmas.

Furthermore, Christian Entertainment is behind. When kids jump on YouTube the Christian voice is small. Let's magnify that voice.

And even better... if this movie is mildly successful, then like The Chosen, we will create a Christian animation brand that could tell stories for years to come.

So, prayerfully consider joining us in sharing the good news of Christmas.